SKY CHANNEL

Tabcorp
the bigger better game

21 November 20

SUPPL

Sky Channel and TVN update

There have been recent media reports on the ongoing negotiations between Sky Channel (a wholly-owned subsidiary of Tabcorp Holdings Limited) and TVN in respect of racing vision. To avoid any misunderstanding, Tabcorp wishes to clarify the status of Sky Channel's negotiations with TVN.

In order finally to resolve the split picture dispute, Sky Channel, Tabcorp and TVN are currently negotiating revised arrangements designed to replace the long term arrangements originally contemplated by the parties. The parties continue to share content under interim arrangements while revised long term arrangements are negotiated.

Recent media reports have in particular referred to an 'agreement' between Sky Channel and TVN and also stated that such an agreement was 'sought by the Australian Competition and Consumer Commission'. The ACCC has not sought any agreement from Sky Channel, Tabcorp or TVN.

In addition, one report appeared to suggest that the parties intend to apply to the ACCC for clearance or authorisation of the revised long term arrangements. Sky Channel, Tabcorp and TVN are involved in ongoing negotiations on revised long term arrangements and have not yet reached an agreement.

The parties have made no decision as to whether to seek ACCC clearance or authorisation of any agreement if, and when, an agreement is reached.

For more information contact:

Bruce Tobin
General Manager Corporate Affairs
Tabcorp
(03) 9868 2508

dlw 11/30

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

22 November 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Notice of Annual General Meeting

Resolution 5: Grant of Performance Options to the Managing Director and Chief Executive Officer

The Annual General Meeting of the Company is to be held on 27 November 2006. Item 5 as set out in the Notice of Annual General Meeting relates to a resolution concerning the grant of performance options to the Managing Director and Chief Executive Officer of the Company, Mr Matthew Slatter.

The Explanatory Memorandum to the Notice of Annual General Meeting, which was released to the Australian Stock Exchange on 5 October 2006, foreshadowed that the Board of the Company would determine in November the earnings per share growth (compound annual rate of growth) which would need to be achieved in order for there to be 100% vesting of the EPS Hurdle Performance Options (as defined in the Explanatory Memorandum to the Notice of Annual General Meeting). The Board has determined that the figure will be 8%.